Exhibit 23.3

Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Zillow, Inc. for the registration of Class A common stock, preferred stock, convertible preferred stock, debt securities, convertible debt securities, stock purchase contracts, stock purchase units or warrants and to the incorporation by reference therein of our report dated June 12, 2012, with respect to the financial statements of RentJuice Corporation included in Zillow, Inc.’s Current Report on Form 8-K, as amended, filed with the Securities and Exchange Commission on June 13, 2012.

/s/ Ernst & Young LLP

Seattle, Washington

August 7, 2012